77m

Legg Mason Partners Global Equity Fund: On 12/1/06 Legg Mason Partners International Fund (a series of Legg Mason Partners Investment Series) merged into the Global Equity Fund. The International Fund's board approved the merger at a board meeting on 6/19/06, and shareholders approved the
merger at a meeting held on 11/20/06.   The board, and
shareholders, approved the subsequent termination of the International Fund at the same meetings.